September 19, 2012

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

Attention: Bo Howell, Esq.

100 F Street, N.E.

Washington, D.C. 20549

Re:	Credit Suisse Opportunity Funds
Post-Effective Amendment No. 44 to Registration Statement on Form N-1A
Securities Act File No. 33-92982
Investment Company Act File No. 811-9054

Dear Mr. Howell:

This letter responds to comments on the above-referenced Post-Effective Amendment (the “Amendment”) that you provided in a telephone conversation with the undersigned on August 14, 2012.  The Amendment contains the prospectus and Statement of Additional Information for the Credit Suisse Liquid Managed Futures Strategy Fund (the “Fund”).

For your convenience, the substance of those comments has been restated below.  The Registrant’s responses to each comment are set out immediately under the restated comment.  Defined terms, unless otherwise defined herein, have the meanings given them in the Amendment.

Comment No. 1:                                                         Please either change the name of the Fund or explain supplementally why the name of the Fund contains the term “liquid.”

Response:                                                                                        As stated in the prospectus, the Fund seeks to achieve results that correspond generally to the performance, before fees and expenses, of the Credit Suisse Managed Futures Liquid Index.  Accordingly, the Registrant feels that it is appropriate to include the term “liquid” in the name of the Fund.

NEW YORK    WASHINGTON, DC    PARIS    LONDON    MILAN    ROME    FRANKFURT    BRUSSELS

Comment No. 2:                                                         In the fee table, please disclose the amount of the limited deferred sales charge on Class A shares and indicate by footnote that such sales charge may be “None” under certain circumstances.

Response:                                                                                        The Registrant respectfully declines to take this comment, as it believes the current disclosure in footnote (1) to the fee table regarding the limited deferred sales charge is informative of the existence of such sales charge.

Comment No. 3:                                                         Please confirm supplementally that “other expenses of the fund” in the fee table includes dividends on short sales.

Response:                                                                                        The “other expenses of the fund” line item in the fee table reflects any estimated dividends on short sales.

Comment No. 4:                                                         Please confirm supplementally that the expense limitation agreement will be in place for at least one year from the date of the prospectus and please file the agreement as an exhibit to the next filing for the Fund.

Response:                                                                                        The Registrant confirms that the expense limitation agreement will be in place for at least one year from the date of the prospectus and will file the agreement as an exhibit to its next filing relating to the Fund.

Comment No. 5:                                                         Since the Fund has the term “futures” in its name, please explain why the Fund does not have a policy to invest at least 80% of its assets in futures.

Response:                                                                                        The Fund’s name is intended to suggest that the Fund is following a particular strategy, namely a “liquid managed futures strategy.” The term “futures” in the Fund’s name is not intended to suggest that the Fund focuses its investments in futures. Therefore, even if it were permissible for the Fund to have a policy to invest at least 80% of its assets in futures under the Investment Company Act of 1940, as amended (the “1940 Act”), the Registrant does not believe that the Fund’s name would require it to have such a policy.

Comment No. 6:                                                         Based on the description of the Fund’s principal investment strategy, it appears that the Fund may be primarily engaged in the investment of futures and swaps.  Please explain why the Fund meets the definition of “investment company” under the 1940 Act.

Response:                                                                                        As disclosed in the prospectus, the Fund’s investments may include, but are not limited to, equity index futures, equity swaps, fixed income futures, swaps on fixed income futures, commodity and commodity index-linked futures, swaps on commodity and commodity index-linked futures, currency futures, swaps on currency futures, currency forwards and equity-, fixed income-, commodity- and currency-linked structured notes and exchange-traded notes.  The Fund also intends to invest a significant portion of its assets in money market instruments, which may include, but are not limited to, U.S. government securities, U.S. government agency securities, short-term fixed income securities, repurchase agreements, money market mutual fund shares, and cash and cash equivalents with one year or less to maturity.

As more fully explained below, we believe the Fund is appropriately categorized as an investment company (rather than a commodity pool) primarily because its return is expected to be derived principally from changes in the value of securities (rather than commodities) and because its portfolio will consist principally of securities.  Also, the staff (“Staff”) of the Securities and Exchange Commission (“Commission”) has already permitted other funds that principally derive their performance from commodity-linked instruments to be registered as investment companies, and it would be inequitable to take a different approach here.

In Peavey Commodity Futures Fund (“Peavey”),(1) the Staff determined that it would not recommend that the Commission take any enforcement action if certain public commodity pools invested in futures contracts on securities, futures contracts on stock indices, options on such futures contracts and options on physical commodities traded on contract markets designated by the Commodity Futures Trading Commission (“CFTC”), without registering as investment companies under the 1940 Act, provided that the pools were not otherwise primarily engaged in the business of investing in securities so as to come within the definition of an investment company under the 1940 Act. The Staff stated that in determining an entity’s primary engagement, five factors should be considered: (1) the composition of the entity’s assets; (2) the sources of its income; (3) the activities of its officers and employees; (4) its public representations; and (5) its historical development.  In determining whether an entity investing in futures was otherwise primarily engaged in the business of investing in securities, of most importance, according to the Staff, would be the area of business in which the entity anticipates realization of the greatest gain and exposure to the largest risks of loss.

In Managed Futures Association (“MFA”),(2) the Staff clarified the factors that it considered most important to be considered when determining the primary business of a commodity pool, stating that a commodity pool’s primary business should be deemed to be investing or trading in commodity interests (and, therefore, it should not be considered an investment company subject to 1940 Act regulation) if three criteria are met: (1) the pool looks primarily to commodity interests as its principal intended source of gains, (2) the pool anticipates that commodity interests present the primary risk of loss, and (3) the pool’s historical development, public representations of policy (in its prospectus and in marketing materials) and the activities of those charged with management of the pool demonstrate that the pool’s primary business is investing or trading in commodity interests, rather than securities.(3)

The registration of the Fund as an investment company is consistent with the Staff’s position in Peavey and MFA.

The Fund anticipates that its principal source of gains and its primary risk of loss will be driven by changes in the value of the securities held by the Fund.  While the Fund intends to invest in futures,

(1)          Peavey Commodity Futures Fund, SEC No-Action Letter (June 2, 1983).

(2)          Managed Futures Association, SEC No-Action Letter (Jul. 15, 1996).

(3)          In a footnote, the Staff emphasized the importance of the third factor by stating: “The position taken in this letter should not be read to provide any relief from the Section 3(a)(1) definition of investment company to any commodity pool that holds itself out as being primarily engaged in the business of investing, reinvesting or trading in securities.  Such a commodity pool would be an investment company under the [1940 Act].”

futures-related instruments and swaps, many of the instruments held by the Fund will be related to equity or fixed income securities or indices.  In these cases, although the form of the investment is a futures or swap contract, the return is based on the underlying securities.

In addition to futures and swaps, the Fund intends to invest a significant portion of its assets in instruments that are specifically identified as “securities” pursuant to Section 2(a)(36) of the 1940 Act, including exchange-traded notes and money market instruments.  In addition to providing yield for the Fund’s shareholders, investments in money market instruments will support the derivative positions taken by the Fund and should constitute a majority of the Fund’s assets at any one time.  Moreover, the Fund’s ownership interest in the Subsidiary will be a security.  As such, Credit Suisse expects that under most market conditions, the Fund’s assets will consist primarily of securities or instruments that derive their value from securities.  As a result, the Fund anticipates that the Fund’s gains and losses will be materially driven by changes in the value of securities.

Further, we believe that the Fund’s historical development, public representations of policy in the prospectus and statement of additional information, the Fund’s marketing and management activities and the activities of the officers of Credit Suisse and the portfolio managers of the Fund will support a conclusion that the Fund should be registered as an investment company under the 1940 Act.  Section 3(a)(1)(A) of the 1940 Act states that an issuer is an “investment company” if it “is or holds itself out as being engaged or primarily engaged, or proposes to engage primarily, in the business of investing, reinvesting, or trading in securities.”  The Fund is and is holding itself out as being, primarily engaged in the business of investing and reinvesting in securities, including securities-based futures and swaps.  The Fund has filed a registration statement with the Commission to register as an investment company.

For these reasons, we believe that the Fund meets the definition of “investment company” under the 1940 Act.

Comment No. 7:                                                         Please confirm supplementally whether there are policies and procedures in place to ensure that the Index rules may not be changed at will, so as to ensure that Credit Suisse may not seek to have the Fund concentrate at its discretion.

Response:                                                                                        The Index is a rules-based index and the components of the Index are selected in accordance with such rules.  The rules may only be changed upon approval of a committee.

Comment No. 8:                                                         Please state supplementally how the Fund will value derivatives.

Response:                                                                                        The Fund will generally value its derivatives using marked-to-market value.

Comment No. 9:                                                         Please confirm supplementally that no more than 10% of the Fund’s gross income will come from direct investments in commodity-linked swaps.

Response:                                                                                        The Registrant confirms that no more than 10% of the Fund’s gross income will come from direct investments in commodity-linked swaps.

Comment No. 10:                                                   Please disclose the lowest credit quality of the fixed income investments in which the Fund may invest.

Response:                                                                                        The Registrant has added disclosure stating that the fixed income investments in which the Fund may invest will be investment grade.

Comment No. 11:                                                   Please state whether or not the Fund has a policy limiting the amount of Fund assets that can be exposed to a single counterparty.

Response:                                                                                        Where the Fund considers a counterparty to be the issuer of a security, the counterparty will be subject to the Fund’s issuer and industry diversification requirements. For Rule 12d3-1 under the 1940 Act, the Fund limits exposure for each counterparty that is a securities-related issuer to 5% of its total assets.  Such exposure is measured by the marked-to-market value on any over-the-counter derivatives with the counterparty, plus the market value of any securities issued by the counterparty.  In general, an independent risk function within Credit Suisse administers and oversees counterparty exposure with respect to all Credit Suisse products.

Comment No. 12:                                                   Please explain supplementally why it is appropriate for the Fund to be permitted to invest in derivative instruments other than futures, given the name of the Fund.

Response:                                                                                        As stated above in response to Comment No. 5, the Fund’s name is intended to suggest that the Fund is following a particular strategy, namely a “liquid managed futures strategy,” not that it only invests in futures.

Comment No. 13:                                                   Please inform us whether the Subsidiary intends to invest in commodity pools.

Response:                                                                                        The Subsidiary does not intend to invest in commodity pools.

Comment No.14:                                                      Please confirm that (i) the Subsidiary’s financial statements will be audited and filed with a U.S. regulatory body, (ii) the Subsidiary will have the same independent auditors and custodian as the Fund, (iii) all of the Subsidiary’s expenses are reflected in the fee table, (iv) the Subsidiary’s board members will sign the Registration Statement, and (v) the Subsidiary will consent to service of process in the U.S.

Response:                                                                                        The Registrant confirms each of the above-listed items.

Comment No.15:                                                      Please explain how the Fund will account for the Subsidiary.

Response:                                                                                        The Fund will consolidate its financial statements with the Subsidiary’s financial statements, provided that U.S. GAAP or other applicable accounting standards permit consolidation.

Comment No. 16:                                                   Please explain the basis for the Fund treating income from the Subsidiary as “qualifying income” so that the Fund can maintain its status as a regulated investment company under the Internal Revenue Code of 1986, as amended (the “Code”).

Response:                                                                                        The Fund has received an opinion of counsel stating that income and gains to be derived by the Fund from its investment in the Subsidiary should constitute qualifying income to the Fund as a regulated investment company under the Code.

Comment No.17:                                                      Please state whether the Subsidiary will comply with the 1940 Act to the same extent as the Fund, including Sections 10 and 16 with respect to the composition of its board.

Response:                                                                                        The Subsidiary is wholly-owned by the Fund and is ultimately under the complete control of the Fund, as its sole shareholder.  The Subsidiary cannot take any extraordinary action without the approval of the Fund and the Registrant’s Board of Trustees (the “Board”).  The directors of the Subsidiary are also officers of the Fund and/or Credit Suisse.  The operations of the Subsidiary are subject to the review and oversight of the Fund’s Chief Compliance Officer and the Fund’s compliance policies and procedures, which are approved and reviewed by the Board.  Independent Trustees currently comprise 100% of the Registrant’s Board.

The Subsidiary serves as a vehicle by which the Fund can make certain types of investments in commodity-linked futures and swaps and other derivatives while still receiving “qualifying income” from the Subsidiary so that the Fund can maintain its status as a regulated investment company under the Code.  As a result, the Subsidiary exists solely to serve as a vehicle so that the Fund can make certain types of investments in compliance with the Code.  The Subsidiary is not an attempt by the Fund to do indirectly what it cannot do directly.

The Registrant believes that subjecting the Subsidiary’s board to the requirements of the 1940 Act would serve no purpose to the Fund’s shareholders, and would only add another layer of expense to the Fund.  Credit Suisse and its affiliates provide investment advisory and co-administration services to the Subsidiary under a contract that does not provide for an investment advisory fee, and thus is not a contract subject to the provisions of Section 15 of the 1940 Act.  The other expenses of the Subsidiary are disclosed to Fund shareholders as a separate line item on the Fund’s fee table.  As noted above, the Fund is the sole shareholder of the Subsidiary.  Under these circumstances, the Registrant does not believe that there is a need for the board of the Subsidiary to conform to the corporate governance requirements of the 1940 Act.  Unlike independent board members of a registered fund, the directors of the Subsidiary do not review or approve an advisory contract subject to the provisions of Section 15 of the 1940 Act.  The Registrant believes that the Fund’s shareholders are adequately protected from any potential self-dealing by the Subsidiary’s service providers because the Board is comprised solely of Independent Trustees who oversee the operations of the Subsidiary.

Comment No.18:                                                      Please state supplementally whether Credit Suisse may increase the advisory fee payable by the Subsidiary without approval of Fund shareholders.

Response:                                                                                        The Subsidiary is not currently subject to an investment advisory fee and Credit Suisse would not impose an investment advisory fee upon the Subsidiary without approval of Fund shareholders.

Comment No.19:                                                      Please revise “Portfolio Turnover Risk” to indicate that a large portion of the Fund’s portfolio turnover is attributable to the derivative instruments in which the Fund intends to invest and which are excluded from the Fund’s portfolio turnover rate.

Response:                                                                                        The requested revisions have been made.

Comment No. 20:                                                   Please disclose how much notice the Fund will provide relating to a change in the Fund’s investment objective.

Response:                                                                                        The Registrant has not added disclosure regarding the notice period to be given in the event of a change in the Fund’s investment objective, as the Fund’s ability to change its investment objective without shareholder approval is not subject to any specific notice requirement.

Comment No. 21:                                                   Please revise the title of the “Other Risk Factors” subsection to “Non-Principal Risk Factors.”

Response:                                                                                        The requested revision has been made.

Comment No.22:                                                      On the back cover page of the prospectus, please correct the four digit number following the SEC’s zip code to “1520.”

Response:                                                                                        The above correction has been made.

Comment No. 23:                                                   Please revise Investment Restriction No. 1 under the “Investment Restrictions” section of the Statement of Additional Information so that the Fund is not reserving freedom of action to concentrate in a particular industry or group of industries.

Response:                                                                                        Investment Restriction No. 1 has been revised to state, in pertinent part, that “if the Index is or becomes concentrated in a particular industry or group of industries, the Fund’s investments will exceed this 25% limitation…,” instead of “the Fund’s investments may exceed this 25% limitation….”  (emphasis added)

Comment No. 24:                                                   In the section entitled “Management of the Fund — Portfolio Managers — Portfolio Managers’ Compensation” in the Statement of Additional Information, please disclose whether the performance on which the bonus is partly based is pre-tax or post-tax performance.

Response:                                                                                        Performance is considered generally as one factor that is taken into account in determining a portfolio manager’s bonus.  There is no set policy to consider performance solely on either a pre-tax or post-tax basis.

Should you have any questions concerning the above, please call the undersigned at (212) 728-8138.

Sincerely,

/s/ Elliot J. Gluck

Elliot J. Gluck

Enclosures

cc:                                 Joanne Doldo, Esq., Credit Suisse Asset Management, LLC
Rose F. DiMartino, Esq., Willkie Farr & Gallagher LLP